AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1999
                                      REGISTRATION NO. 33-____________



               U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                         ____________________

                               FORM S-8
                        REGISTRATION STATEMENT
                                Under
                      THE SECURITIES ACT OF 1933
                         ____________________

                          GTC TELECOM CORP.
        (Exact Name of Registrant as Specified in Its Charter)

         NEVADA                                         88-0318246
(State or Other Jurisdiction of                     (I.R.S. Employer
Incorporation or Organization)                      Identification No.)



                     3151 Airway Ave., Suite P-3
                     Costa Mesa, California 92626
     (Address of Principal Executive Offices, Including Zip Code)
                         ____________________

                      1999 Stock Incentive Plan
                        Consulting Agreements
                      Legal Services Agreements
                       (Full Title of the Plan)
                         ____________________

                             Paul Sandhu
                           President & CEO
                     3151 Airway Ave., Suite P-3
                        Costa Mesa, California
                            (714) 549-7700
      (Name, Address, and Telephone Number of Agent for Service)

                              COPIES TO:

                       M. Richard Cutler, Esq.
                           Cutler Law Group
                 610 Newport Center Drive, Suite 800
                   Newport Beach, California 92660
                            (949) 719-1977

                   CALCULATION OF REGISTRATION FEE

Title of Securities   Amount to be      Proposed Maximum            Proposed Maximum          Amount of
 to be Registered     Registered    Offering Price per Share(1)  Aggregate Offering Price   Registration Fee
------------------    ------------  ------------------------    ------------------------   ----------------
  Common Stock,         67,675           $4.00                        $  270,700                $   75.25
  par value
  $0.001 (2)

  Common Stock         411,000           $2.88                        $1,183,680                $  329.06
  par value
  $0.001 (3)

  Common Stock         750,000           $4.00                        $3,000,000                $  834.00
  par value
  $0.001 (4)
-----------------------------------------------------------------------------------------------------------
  Total Registration Fee                                                                        $1,238.31

(1)Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c).

(2)Represents shares of Common Stock issued to employees and consultants. Please refer to the Selling Shareholders section of this document.

(3)Represents shares of Common Stock underlying options issued to employees and consultants of the Company. Please refer to the Selling Shareholders section of this document.

(4)Represents the total number of shares of Common Stock which may be issued until September 30, 2000 under the 1999
   Stock Incentive Plan.

                         EXPLANATORY NOTE

GTC Telecom Corp. ("GTC") has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the "1933 Act"), to register shares of common stock, $.001 par value per share, of GTC, issuable pursuant to GTC's 1999 Stock Incentive Plan.

Under cover of this Form S-8 is a Reoffer Prospectus GTC prepared in accordance with Part I of Form S-3 under the 1933 Act. The Reoffer Prospectus may be utilized for reofferings and resales of up to 478,675 shares of common stock acquired by a selling shareholders.

                                PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

GTC will send or give the documents containing the information specified in Part 1 of Form S-8 to employees or consultants as specified by Securities and Exchange Commission Rule 428 (b) (1) under the Securities Act of 1933, as amended (the "1933 Act"). GTC does not need to file these documents with the commission either as part of this Registration Statement or as prospectuses or prospectus supplements under Rule 424 of the 1933 Act.

                         REOFFER PROSPECTUS

                          GTC TELECOM CORP.
                     3151 AIRWAY AVE., SUITE P-3
                     COSTA MESA, CALIFORNIA 92626
                           (714) 549-7700

                    478,675 SHARES OF COMMON STOCK


The shares of common stock, $0.001 par value per share, of GTC Telecom Corp. ("GTC" or the "Company") offered hereby (the "Shares") will be sold from time to time by the individuals listed under the Selling Shareholders section of this document (the "Selling Shareholders"). The Selling Shareholders acquired the Shares pursuant to compensatory benefit plans or pursuant to Options for the purchase of the Shares granted pursuant to employment benefit plans with GTC for employment, consulting and legal services that the Selling Shareholders provided to GTC.

The sales may occur in transactions on the NASDAQ over-the-counter market at prevailing market prices or in negotiated transactions. GTC will not receive proceeds from any of the sale the Shares. However, GTC will receive proceeds from the exercise of Options granted pursuant to the employee benefit plans for which some of the Shares underlie. GTC is paying for the expenses incurred in registering the Shares.

The Shares are "restricted securities" under the Securities Act of 1933 (the "1933 Act") before their sale under the Reoffer Prospectus. The Reoffer Prospectus has been prepared for the purpose of registering the Shares under the 1933 Act to allow for future sales by the Selling Shareholders to the public without restriction. To the knowledge of the Company, the Selling Shareholders have no arrangement with any brokerage firm for the sale of the Shares. The Selling Shareholders may be deemed to be an "underwriter" within the meaning of the 1933 Act. Any commissions received by a broker or dealer in connection with resales of the Shares may be deemed to be underwriting commissions or discounts under the 1933 Act.

GTC's common stock is currently traded on the NASDAQ
Over-the-Counter Bulletin Board under the symbol "GTCC".

                       ________________________

This investment involves a high degree of risk.  Please see "Risk
Factors" beginning on page 8.

                       ________________________


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED WHETHER THIS REOFFER PROSPECTUS IS TRUTHFUL
OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                       ________________________

                          OCTOBER 6, 1999

                          TABLE OF CONTENTS


Where You Can Find More Information. . . . . . . . . . 5
Incorporated Documents         . . . . . . . . . . . . 5
The Company                    . . . . . . . . . . . . 6
Risk Factors                   . . . . . . . . . . . . 8
Use of Proceeds                . . . . . . . . . . . . 14
Selling Shareholders           . . . . . . . . . . . . 15
Plan of Distribution           . . . . . . . . . . . . 16
Legal Matters                  . . . . . . . . . . . . 17
Experts                        . . . . . . . . . . . . 17

                       ________________________

You should only rely on the information incorporated by reference or provided in this Reoffer Prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this Reoffer Prospectus or any supplement is accurate as of any date other than the date on the front of this Reoffer Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

GTC is required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") as required by the Securities Exchange Act of 1934, as amended (the "1934 Act"). You may read and copy any reports, statements or other information we file at the SEC's Public Reference Rooms at:

           450 Fifth Street, N.W., Washington, D.C. 20549;
      Seven World Trade Center, 13th Floor, New York, N.Y. 10048

Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Our filings are also available to the public from commercial document retrieval services and the SEC website (http://www.sec.gov).

                        INCORPORATED DOCUMENTS

The SEC allows GTC to "incorporate by reference" information into this Reoffer Prospectus, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Reoffer Prospectus, except for any information superseded by information in this Reoffer Prospectus.

GTC's Registration Statement on Form 10-SB, as amended, dated July 20, 1999, is incorporated herein by reference. In addition, all documents filed or subsequently filed by the Company under Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act, before the termination of this offering, are incorporated by reference.

The Company will provide without charge to each person to whom a copy of this Reoffer Prospectus is delivered, upon oral or written request, a copy of any or all documents incorporated by reference into this Reoffer Prospectus (excluding exhibits unless the exhibits are specifically incorporated by reference into the information the Reoffer Prospectus incorporates). Requests should be directed to the Chief Financial Offer at GTC, at GTC's executive offices, located at 3151 Airway Ave., Suite P-3, Costa Mesa, California 92626. GTC's telephone number is (714) 549-7700. The Company's corporate Web site address is http://www.gtctelecom.com.

                             THE COMPANY

GTC is a provider of various Telecommunication and Internet related services, including long distance telephone, and calling card services as well as various Internet related services including Internet Service Provider Access and Web Page Hosting. On May 29, 1997, our founders formed GenX, LLC ("GenX") in the state of Delaware for the purpose of providing long distance telephone service. On February 3, 1998, GenX reorganized from a limited liability company to a corporation and changed its name to GenTel Communications, Inc., a Colorado corporation ("GenTel"). On August 31, 1998, GenTel was acquired by Bobernco, Inc., a Nevada corporation ("Bobernco"). Prior to its acquisition of GenTel,
Bobernco had no significant operations.    Immediately following the
tranaction, our founder owned a majority of the outstanding stock of Bobernco, and thus had control of Bobernco. For accounting purposes we recorded the transaction as a reverse acquisition whereby GenTel was treated as having acquired Bobernco. Following the transaction, Bobernco changed its name to GTC Telecom Corp.

The founders of GenTel agreed to be acquired by Bobernco because Bobernco was a public company whose common stock was listed for trading on the Over The Counter Bulletin Board. As a public company, we felt that it would be easier to raise the money necessary to carry out our business plan.

Immediately prior to the acquisition, Bobernco had 1,800,000 shares of Common Stock outstanding. As part of Bobernco's reorganization with GenTel, Bobernco issued 8,986,950 shares of its Common Stock to the shareholders of GenTel in exchange for 8,986,950 shares of GenTel Common Stock. Subsequent to the acquisition, the former shareholders of GenTel constituted 83.31% of the total outstanding shares of the Common Stock of GTC and the original shareholders of Bobernco constituted 16.69% of the total outstanding shares of the Common Stock of the Company. Our common stock currently trades on the NASD OTC Bulletin Board under the symbol "GTCC."

BUSINESS OF THE COMPANY

GTC currently offers a variety of services designed to meet its customer's telecommunications and Internet related needs. The
Company's services currently consists of the following:

Telecommunications Related Services

The Company is currently licensed in 46 states and the District of Columbia to provide long distance telecommunications services. GTC primarily services small and medium sized businesses and residential customers throughout the United States. GTC has positioned itself to be a low-cost provider in the marketplace. By offering low rates, GTC expects to add customers at an accelerated pace. To date, GTC has operated as a switchless, nonfacilities-based reseller of long distance services. By committing to purchase large usage volumes from carriers such as MCI/WorldCom, Inc. pursuant to contract tariffs, GTC has been able to procure substantial discounts and offer low-cost, high-quality long distance services to its customers at rates below the current standard industry levels.

GTC provides long distance telephone service under a variety of plans. These include outbound service, inbound toll-free 800 service and dedicated private line services for data. GTC does not currently provide local telephone service. GTC's long distance services are billed on a monthly basis either directly by GTC or by the Local Exchange Carrier ("LEC") through the services of Billing Concepts, Inc. dba U.S. Billing ("USBI"). If these services are billed directly by GTC, the customer has a choice of paying by credit card or sending payment to GTC. If these services are billed by the LEC, the LEC is responsible for collecting the amount billed
and remitting the proceeds to GTC.    GTC is also in the process of
purchasing a voice-over-IP ("VoIP") technology network to complement its long distance telecommunications services. In addition, GTC is also exploring the possibility of providing local telephone service.
 Whether GTC will be able to provide local telephone services is dependent on its ability to negotiate contracts with third-party providers of local telephone service on favorable terms. GTC has initiated negotiations with certain local telephone providers but has not reached any agreements. Therefore, there can be no assurances that GTC will be able to offer local telephone service.

Internet Related Services

GTC also recently began providing a variety of Internet related services. These services, available to both consumer and business users, include prepaid calling cards at GTC's ecallingcards.com web site; Internet Services Provider access through dial-up, Digital Subscriber Line ("DSL"), and Wireless T-1 methods; and Internet Web
Page development and hosting services.   GTC's Internet related
services are billed using the same methods as those used for billing its Telecommunication services. GTC's Internet related services, with the exception of its prepaid calling cards, are provided pursuant to contracts with third-party providers, who remain competitors with GTC. By contracting with third-party providers to purchase large quantities of usage volumes, GTC is able to secure significant discounts which then allows GTC to offer these services to its end-users at rates at or lower than its competitors.

GTC's Internet Service Provider Access service is currently provided on a nationwide basis. Dial-up service provides unlimited Internet access and several related services using conventional modems at access speeds up to 56 kbps for a $9.95 monthly fee. DSL service provides a faster, more efficient method for communicating digital data over telephone lines. DSL speeds are significantly faster than conventional modem speeds (up to 1.1 Mbps versus 56 kbps for Dial-up service). The monthly DSL service charge ranges from $100 to $260 depending on speed and service options. A one-time set-up fee of $500 is also charged.

Currently, GTC's Wireless T-1 services are only available in the Southern California region. Wireless T-1 allows businesses to utilize connections at 1.5 Mbps without contracting for T-1 service from local telephone companies. Wireless T-1 Service fees range from $299 to $899 per month with a one-time set-up fee of $2,500. GTC plans on expanding this service to include other regions. Whether GTC is able to provide its Wireless T-1 services to other regions depends on whether GTC will be able to secure contracts with third-party suppliers on favorable terms. There can be no assurances that GTC will be able to obtain such contracts and therefore be able to expand its Wireless T-1 service to other regions.

GTC's Internet Web Page Hosting services are currently available on a nationwide basis. Internet Web Page Hosting services provides space on GTC's Web Server computers for customers to publish their own Web Pages. Internet Web Page Hosting fees are $29.95 per month, with a one-time set-up fee of $29.95.

                             RISK FACTORS

In this section we highlight some of the risks associated with GTC's business and operations. Prospective investors should carefully consider the following risk factors when evaluating an investment in the common stock offered by this Reoffer Prospectus.

EXTREMELY LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT.  Our
executive officers commenced our major lines of business   providing
long distance and Internet service   relatively recently.
Accordingly, your evaluation of GTC will be based on an extremely limited operating history. You must consider that GTC's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the early stage of development in new and rapidly evolving markets. As of March 31, 1999, GTC had an accumulated deficit of $2,731,936. Although GTC has experienced revenue growth in recent months, there can be no assurance that GTC's revenues will continue to increase. GTC has not achieved profitability to date, and GTC anticipates that it will continue to incur net losses for the foreseeable future. GTC currently expects to increase its operating expenses significantly, expand its sales and marketing operations and continue to develop and extend its Telecommunications and Internet related services. If these expenses exceed revenues, GTC's business, results of operations and financial condition could be materially and adversely affected.

The extremely limited operating history of GTC and the uncertain nature of the markets addressed by GTC make the prediction of future results of operations difficult or impossible. Therefore, GTC's recent revenue growth should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. GTC believes that period-to-period comparisons of its results of operations are not meaningful and that you should not rely on the results for any period as an indication of future performance.

WE ARE DEPENDENT ON A LIMITED NUMBER OF SUPPLIERS. We currently depend upon MCI/WorldCom, Inc., ("MCI/WCOM") as our sole provider of long distance service. We contract with MCI/WCOM to provide us with long distance services which we resale to our customers. We will continue to depend upon MCI/WCOM to provide transmission facilities, maintenance and international long distance services for the foreseeable future. This agreement is probably our most vital agreement and our ability to provide our long distance service depends upon whether we can continue to maintain a favorable
relationship with MCI/WCOM.   MCI/WCOM may terminate its contract
with us for limited reasons, including for nonpayment by GTC, for national defense purposes or if the provision of services to GTC were to have a substantial adverse impact on MCI/WCOM's network. Under the terms of the contract, MCI/WCOM is required to provide us with a minimum of 5-days notice in the case of a material breach prior to termination of the contract. Although we have no specific contingency arrangements in place to provide service to our customers if MCI/WCOM were to discontinue its service to GTC, based upon discussions we have had with other long distance providers and based on such providers' published rates, we believe that we could negotiate and obtain contracts with other long distance providers to resell long distance services at rates at or below our current rates with MCI/WCOM. If we were to switch to another provider, however, we believe that it would take approximately thirty (30) days to switch our customers to a new provider. Although we believe that we have the right to switch our customers without their consent to such other providers, our customers have the right to discontinue such service at any time. Accordingly, the termination or nonrenewal of our contract with MCI/WCOM or the loss of the telecommunications services provided by MCI/WCOM would likely have a material adverse effect on GTC's results of operations and financial condition.

We currently use and will continue to use billing services provided by US Billing, a publicly traded company ("USBI"). USBI is in the business of providing billing services. There can be no assurance that USBI will continue to offer us billing services on terms we find acceptable. USBI may decrease the extent to which its name may be used on bills for which it provides billing services. The loss of USBI's billing services or decreased customer awareness of the USBI name could have a material adverse effect on GTC's marketing strategy and retention of existing customers.

We do not have our own Internet Network. We currently provide our Internet Service Provider Access services pursuant to a one-year agreement with Level 3 Communications, LLC ("Level 3") to provide its Internet Service Provider Access. The agreement, which began in July 1999, provides for GTC to initially pay $36,000 per month with an initial set-up fee of $8,000. As Level 3 is able to provide service throughout the nation, our monthly minimum commitment will increase from $36,000 per month to a maximum of $60,750 per month depending on the number of Level 3's Internet nodes we use.
In addition, GTC is committed to pay an additional set-up fee of up to $5,500. Although we believe that our relations with Level 3 are strong and should remain so with continued contract compliance, the termination of our contract with Level 3, the loss of Internet services provided by Level 3, or a reduction in the quality of service we receive from Level 3 could have a material adverse effect on our results of operations.

Prior to using Level 3, our Internet Service Provider Access services was provided through Epoch Networks, Inc. dba Epoch Internet ("Epoch"). Under the terms of the three year contract with Epoch dated February 3, 1999, GTC is obligated to an initial monthly minimum revenue commitment of $0.00 increasing to $25,000 per month over a seven month ramp up period beginning March 1, 1999 to September 1, 1999 and thereafter until the end of the contract period ending on February 28, 2002. Pursuant to the terms of the contract with Epoch, GTC must pay liquidated damages in an amount equal to the aggregate minimum revenue commitment for the remaining term of the contract if GTC terminates the contract prior to the expiration date. In July 1999, we decided to switch our Internet Service Provider Access supplier from Epoch to Level 3. Our Management determined that the cost per customer using Level 3 is approximately $3.00 versus $13.00 per customer using Epoch. Additionally, we believe that the services provided by Level 3 are superior to those provided by Epoch.

As a result of this decision, GTC is currently in the process of negotiating the termination of its agreement with Epoch. Unless we are able to negotiate the termination of our agreement with Epoch on more favorable terms, GTC will be committed to pay Epoch a monthly minimum of $25,000 beginning in September, 1999 or an aggregate of $792,500 over the entire term of the contract (terminating on February 28, 2002).

GTC's Wireless T-1 services are currently provided pursuant to a contract with Global Pacific Internet ("Global"). Currently, GTC's T-1 services are available only in the Southern California region. Under the terms of its contract with Global, GTC is not subject to a monthly minimum revenue commitment. Although GTC believes that its relations with Global are strong and should remain so with continued contract compliance, the loss of Wireless T-1 services provided by Global, or a reduction in the quality of service GTC receives from Global could have a material adverse effect on GTC' s results of operations. GTC anticipates that it would take between thirty (30) to sixty (60) days to locate a replacement supplier in the event that GTC's agreement with Global is terminated. GTC currently plans to expand its Wireless T-1 services to other regions. However, there can be no assurances that GTC will or will be able to expand this service to other regions.

FUTURE CAPITAL NEEDS. To date, we have relied mostly on private funding from the sale of restricted shares of our Common Stock and short term borrowing to fund our operations. To date, we have generated little revenue and have extremely limited cash liquidity and capital resources. Our future capital requirements will depend on many factors, including our ability to market our services successfully, our cash flow from operations, and competing market developments. Our business plan requires additional funding beyond the proceeds previously generated from the sale of our restricted Common Stock. Consequently, although we currently have no specific plans or arrangements for financing, we intend to raise additional funds through private placements, public offerings or other financings. Any equity financings would result in dilution to our then-existing shareholders. Additionally, sources of debt financing may result in higher interest expense. Any financing, if available, may be on terms unfavorable to us. If adequate funds are not obtained, we may be required to reduce or curtail operations. We currently anticipate that our existing capital resources will not be adequate to satisfy our current operating expenses and capital requirements for the next full fiscal year. Consequently, we may have to secure additional financing in order to develop our business plan.

THERE IS A LIMITED PUBLIC TRADING MARKET FOR OUR COMMON STOCK. Our Common Stock presently trades on the Nasdaq over-the-counter bulletin board under the symbol GTCC. There can be no assurance, however, that such market will continue, or that investors in this offering will be able to liquidate their shares acquired in this Offering at the price herein or otherwise. There can be no assurance that any other market will be established in the future. There can be no assurance that an investor will be able to liquidate his or her investment without considerable delay, if at all. The price of our Common Stock may be highly volatile. Additionally, the factors discussed in this Risk Factors section may have a significant impact on the market price of the shares offered in this Reoffer Prospectus.

COMPETITION. The long distance telecommunications industry is highly competitive and affected by the introduction of new services by, and the market activities of, major industry participants, including AT&T Corp., MCI/WorldCom, Sprint Corporation, local exchange carriers, and other national and regional interexchange carriers. Competition in the long distance business is based upon pricing, customer service, billing services and perceived quality. We compete against various national and regional long distance carriers that are composed of both facilities-based providers (those that carry long distance traffic on their own equipment) and switchless resellers (those that resale long distance carried by facilities-based providers) offering essentially the same services as GTC. Several of our competitors are substantially larger and have greater financial, technical and marketing resources. Although we believe that we have the human and technical resources to pursue our strategy and compete effectively in this competitive environment, our success will depend upon our continued ability to profitably provide high quality, high value services at prices generally competitive with, or lower than, those charged by our competitors.

We expect to encounter continued competition from major domestic and international communications companies. In addition, we may be subject to additional competition due to the enactment of the Telecommunications Act, the development of new technologies and increased availability of domestic and international transmission capacity. A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors, which may have financial, personnel and other resources significantly greater than those of GTC. Other potential competitors include cable television companies, wireless telephone companies, electric utilities, microwave carriers and private networks of large end users.

The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing transmission capacity for services similar to those provided by us. We cannot predict which of many possible future product and service offerings will be important to maintain our competitive position or what expenditures will be required to develop and provide such products and services.

The market for Internet-based online services is relatively new, intensely competitive and rapidly changing. Since the advent of commercial services on the Internet, the number of Internet Service Providers and online services competing for users' attention and spending has proliferated because of, among other reasons, the absence of substantial barriers to entry, and we expect that competition will continue to intensify. Many of our current and potential competitors such as Earthlink, PsiNet, AOL, UUNET, Microsoft Network, and Prodigy have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products and services than we are.

We currently believe that our Internet Related Services are marketed at competitive rates and provide quality and services comparable to our competitors. However, our Internet Related Services are intended more as a value added service to attract customers to the our Telecommunication Services as opposed to a revenue generating service. We are offering unlimited dial-up service for $9.95 per month. We anticipate that revenue generated exclusively from our Internet Related Services will be immaterial to our results of operations. Rather, we expect to derive sufficient revenue from our Telecommunication Services and Internet related advertising revenue to pay for the costs of our Internet Related Services.

We can make no representations or assurances that there will not be increased competition or that our projections will ever be realized due to the intensity of competition.

CONCENTRATION OF STOCK OWNERSHIP. As of September 30, 1999, the present directors and executive officers, and their respective affiliates beneficially owned approximately 38.97% of GTC's outstanding common stock. As a result of their ownership, the directors and executive officers shareholders and their respective affiliates collectively are able to control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of GTC.

YEAR 2000 COMPLIANCE. The Year 2000 (or "Y2K") issue involves the potential for system and processing failures of date-related data resulting from computer-controlled systems using two digits rather than four to define the applicable year. For instance, computer programs that contain time-sensitive software may recognize a date using two digits of "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar ordinary business activities. We have completed a review of our computer systems and non-information technology ("non-IT") systems to identify all systems that could be affected by the Year 2000 issue. We are dependent on third-party computer systems and applications, particularly with respect to such critical tasks as accounting, billing and our underlying carrier (MCI/WorldCom) of our long distance telephone service. We also rely on our own computer and non-IT systems (which consists of personal computers, internal telephone systems, internal network server, Internet server and associated software and operating systems). In conducting a review of our internal systems, we have performed operational tests of our systems which revealed no Y2K problems. As a result of our review, we have discovered no problems with our systems relating to the Y2K issue and believe that such systems are Y2K compliant.
Additionally, we have obtained written assurances from all of our major suppliers of third-party computer systems and applications, indicating that they have completed a review of their respective computer systems and that such systems are Y2K compliant. Costs associated with our review were not material to our results of operations.

While we believe that our procedures have been designed to be successful, because of the complexity of the Y2K issue and the interdependence of organizations using computer systems, there can be no assurances that our efforts, or those of third parties with whom we interact, have fully resolved all possible Y2K issues. Failure to satisfactorily address the Y2K issue could have a material adverse effect on GTC. The most likely worst case Y2K scenario which management has identified to date is that, due to unanticipated Y2K compliance problems, we may be unable to bill our customers, in full or in part, for services used. Should this occur, it would result in a material loss of some or all gross revenue for an indeterminable amount of time, which could cause us to cease operations. Although we have received written assurances from our major suppliers that they are, or will be, Year 2000 compliant, should any such supplier fail to adequately address the Year 2000 problem, our only recourse for any damages suffered as a result would be through litigation. We have not yet developed a contingency plan to address this worst case Y2K scenario, and do not intend to develop such a plan in the future.

DEPENDENCE ON MANAGEMENT. Our success depends, to a significant extent, upon certain key employees and directors, including primarily, Paul Sandhu, Eric Clemons, Mark Fleming, Gerald A. DeCiccio, Frank Naccarelli and Clay T. Whitehead. The loss of services of one or more of these employees or director could have a material adverse effect on our business. In addition, we have substantial need for additional qualified management and marketing personnel. We believe that our future success will also depend in part upon our ability to attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in attracting and retaining such personnel. Competition for such personnel is intense. We currently do not maintain a policy of key man life insurance on any employees.

MAINTENANCE OF CUSTOMER DATABASE. Our customers are not obligated to purchase any minimum usage amount and can discontinue service, without penalty, at any time. There can be no assurance that customers will continue to buy their long distance telephone service through us. In the event that a significant portion of our customers decide to purchase long distance service from another long distance service provider, there can be no assurance that we will be able to replace our customer base from other sources. Loss of a significant portion of our customers would have a material adverse effect on our results of operations and financial condition.

A high level of customer attrition is inherent in the long distance industry, and our revenues are affected by such attrition.
Attrition is attributable to a variety of factors, including termination of customers by us for nonpayment and the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs and the issuance of cash or other forms of incentives.

LACK OF CONTROL OVER MARKETING ACTIVITIES. Certain marketing practices, including the methods and means to convert a customer's long distance telephone service from one carrier to another, have recently been subject to increased regulatory review at both the federal and state levels. This increased regulatory review could affect adversely the possible future acquisition of new business from other resellers. Our marketing activities mandate compliance with applicable state and federal regulations. We are unable to predict the effect of such increased regulatory review.

GOVERNMENT REGULATION. Our provision of communications services is subject to government regulation. Federal law regulates interstate and international telecommunications, while states have jurisdiction over telecommunications that originate and terminate within the same state. Changes in existing policies or regulations in any state or by the Federal Communications Commission ("FCC") could have a material adverse effect on our financial condition or results of operations, particularly if those policies make it more difficult for us to obtain service from MCI/WCOM or other long distance companies at competitive rates, or otherwise increase the cost and regulatory burdens of marketing and providing service. There can be no assurance that the regulatory authorities in one or more states or the FCC will not take action having an adverse effect on the business or financial condition or results of operations of GTC.

We are subject to regulation by the FCC and by various state public service and public utility commissions as a nondominant provider of long distance services. We are required to file tariffs for interstate and international service with the FCC, which tariffs are presumed lawful and become effective on one day's notice. We are also required to file tariffs or obtain approval for intrastate service provided in most of the states in which they market long distance services. By engaging in direct marketing to end users, GTC will be subject to applicable regulatory standards for marketing activities and the increased FCC and state attention to certain marketing practices may become more significant to GTC.

ADVERSE EFFECT OF RAPID TECHNOLOGICAL CHANGE AND SERVICE. The telecommunications industry has been characterized by rapid technological change, frequent new service introductions and evolving industry standards. GTC believes that its future success will depend on our ability to anticipate such changes, and to offer services on a timely basis that meet these evolving standards. There can be no assurance that we will have sufficient resources to make necessary investments or to introduce new services that would satisfy an expanded range of end user needs.

EXPANSION INTO NEW BUSINESS ACTIVITIES. GTC will market its long distance services directly to end users. Such direct marketing will increase our costs as we hire new employees, provide increased customer support and collection services, and acquire additional equipment. GTC is required to comply with additional regulatory standards for direct marketing of telecommunications services.

PROTECTION OF PROPRIETARY INFORMATION. Currently, GTC does not hold patents or trademarks on any of its names, products or processes under development. We do, however, treat our technical data as confidential and rely on internal nondisclosure safeguards, as well as on laws protecting trade secrets, to protect its proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of our proprietary information or that others will not independently develop products or technology that are equivalent or superior to those of GTC. We may receive in the future, communications from third parties asserting that our products infringe the proprietary rights of third parties. There can be no assurance that any such claims would not result in protracted and costly litigation, having a materially adverse and negative effect on GTC and our financial results.

DIFFICULTY OF PLANNED EXPANSION; MANAGEMENT OF GROWTH. GTC plans to expand its level of operations. Our operating results will be adversely affected if net sales do not increase sufficiently to compensate for the increase in operating expenses caused by this expansion. In addition, our planned expansion of operations may cause significant strain on our management, technical, financial and other resources. To manage its growth effectively, we must continue to improve and expand our existing resources and management information systems and must attract, train and motivate qualified managers and employees. There can be no assurance, however, that we will successfully be able to achieve these goals. If we are unable to manage growth effectively, our operating results will be adversely affected.

SHARES ELIGIBLE FOR FUTURE SALE. At the conclusion of this offering, a maximum of 17,247,519 shares of the Company's Common
Stock will be issued and outstanding or will represent shares of Common Stock underlying options which are being registered pursuant to this Form S-8, of which 13,965,074 shares will be "restricted securities," and under certain circumstances may, in the future, be sold in compliance with Rule 144 adopted under the Securities Act.
In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of GTC, who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, in certain brokerage transactions, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is quoted on Nasdaq or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above.

AUTHORIZATION OF ADDITIONAL SHARES OF COMMON STOCK. Our Articles of Incorporation authorize the issuance of up to 50,000,000 shares of Common Stock. GTC's Board of Directors has the authority to issue additional shares of Common Stock and to issue options and warrants to purchase shares of GTC's Common Stock without shareholder approval. Future issuance of Common Stock could be at values substantially below current market prices therefore could represent further substantial dilution to investors in this Offering. In addition, the Board could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval.

                           USE OF PROCEEDS

GTC will not receive any of the proceeds from the sale of shares of common stock by the Selling Shareholders. However, GTC will receive proceeds from the exercise of the options held by the Selling Shareholders and from options issued pursuant to the GTC 1999 Stock Incentive Plan. All proceeds received as a result of the exercise of those options will be used as working capital for GTC's operations.

                         SELLING SHAREHOLDERS

The Shares of the Company to which this Reoffer Prospectus relates are being registered for reoffers and resales by the Selling Shareholders, who acquired the Shares pursuant to a compensatory benefit plan with GTC for consulting services they provided to GTC. The Selling Shareholders may resell all, a portion or none of such Shares from time to time.

The table below sets forth with respect to the Selling Shareholders, based upon information available to the Company as of September 23, 1999, the number of Shares owned, the number of Shares registered by this Reoffer Prospectus and the number and percent of outstanding Shares that will be owned after the sale of the registered Shares assuming the sale of all of the registered Shares.

                                    NUMBER OF         Number of Shares                           % of Shares Owned
SELLING                            SHARES OWNED        Registered by        Number of Shares      by Shareholder
SHAREHOLDERS                       BEFORE SALE           Prospectus         Owned After Sale        After Sale
--------------                     -----------          ------------        ----------------      ----------------
Paul Sandhu(1)                      4,204,136              25,000               4,179,136             25.98%

Eric Clemons (2)                    1,431,784              25,000               1,406,784              8.75%

Mark Fleming (3)                     100,000              100,000                   0                  0.00%

Gerald A. DeCiccio (4)               150,000              150,000                   0                  0.00%

Frank Naccarelli (5)                  45,000               45,000                   0                  0.00%

Azad Rob (6)                          25,000               25,000                   0                  0.00%

Liz Hurtado (7)                       25,000               25,000                   0                  0.00%

Rion Johnston (8)                     5,000                5,000                    0                  0.00%

Marla Timmer (9)                      10,000               10,000                   0                  0.00%

Mike Novotny (10)                     1,000                1,000                    0                  0.00%

Chris Zomaya                          15,000               15,000                   0                  0.00%

Crystal Pyatt                         6,050                6,050                    0                  0.00%

Rebecca Raff                          23,500               23,500                   0                  0.00%

Mark Richardson                        500                  500                     0                  0.00%

Tim Cumings                           5,000                5,000                    0                  0.00%

Joe Ferris                            10,000               10,000                   0                  0.00%

Martin Williams                       4,500                4,500                    0                  0.00%

M. Richard Cutler (11)                21,625               3,125                 18,500                0.11%

(1) Mr. Sandhu is currently the President and CEO of GTC. The securities registered pursuant to this Reoffer Prospectus represents 25,000 shares of common stock underlying options to purchase up to an total of 200,000 shares of GTC's common stock at an exercise price of $0.235 per share granted pursuant to Mr. Sandhu's employment agreement. These options are immediately exercisable.

(2) Mr. Clemens is currently the Chief Operating Officer, Secretary, and Treasurer of GTC. The securities registered pursuant to this Reoffer Prospectus represents 25,000 shares of common stock underlying options to purchase up to a total of 100,000 shares of GTC's common stock at an exercise price of $0.235 per share granted pursuant to Mr. Clemen's employment agreement. These options are immediately exercisable.

(3) Mr. Fleming is currently the Executive Vice President of GTC. The securities registered pursuant to this Reoffer Prospectus represents shares of common stock underlying options to purchase up to 100,000 shares of GTC's common stock. Of the 100,000 options, 10,000 options are immediately exercisable at an exercise price of $0.01. The remaining 90,000 options will vest in 1/3 increments per year beginning on October 14, 1999 at an exercise price of $4.00 per share granted pursuant to Mr. Fleming's employment agreement.

(4) Mr. DeCiccio is currently the Chief Financial Officer of GTC. The securities registered pursuant to this Reoffer Prospectus represents shares of common stock underlying options to purchase up to 150,000 shares of GTC's common stock. Of the 150,000 options, 25,000 options are immediately exercisable at an exercise price of $0.01. The remaining 125,000 options will vest in 1/3 increments per year beginning on December 1, 1999 at an exercise price of $4.00 per share granted pursuant to Mr. DeCiccio's employment agreement.

(5) Mr. Nacarelli is currently the Vice-President of Sales of GTC. The securities registered pursuant to this Reoffer Prospectus represents shares of common stock underlying options to purchase up to 45,000 shares of GTC's common stock vesting in 1/3 increments per year beginning on September 3, 1999 at an exercise price of $5.50 per share granted pursuant to Mr. Naccarelli's employment agreement.

(6) Mr. Rob is currently an employee of GTC. The securities registered pursuant to this Reoffer Prospectus represents shares of common stock underlying options to purchase up to 25,000 shares of the common stock of GTC at $0.01. These options are immediately exercisable.

(7) Ms. Hurtado is currently an employee of GTC. The securities registered pursuant to this Reoffer Prospectus represents shares of common stock underlying options to purchase up to 25,000 shares of the common stock of GTC at $0.01. These options are immediately exercisable.

(8) Mr. Johnston is currently an employee of GTC. The securities registered pursuant to this Reoffer Prospectus represents shares of common stock underlying options to purchase up to 5,000 shares of the common stock of GTC. Of the 5,000 options, 1,000 options are immediately exercisable at an exercise price of $1.00 per share.
The remaining 4,000 options vest in 1/3 increments per year beginning on January 4, 2000 at an exercise price of $5.00 per share.

(9) Ms. Timmer is currently an employee of GTC. The securities registered pursuant to this Reoffer Prospectus represents shares of common stock underlying options to purchase up to 10,000 shares of
the common stock of GTC.   Of the 10,000 options, 2,500 options are
immediately exercisable at an exercise price of $1.00 per share.
The remaining 7,500 options vest in 1/3 increments per year beginning on February 22, 1999 at an exercise price of $5.00 per share.

(10) Mr. Novotny is a former employee of GTC. The securities registered pursuant to this Reoffer Prospectus represents shares of common stock underlying options to purchase up to 1,000 shares of the common stock of GTC at an exercise price of $1.00.

(11) Mr. Cutler is GTC's securities attorney. The securities registered pursuant to the Reoffer Prospectus represents shares of common stock issued to Mr. Cutler in exchange for legal services provided to GTC.

                         PLAN OF DISTRIBUTION

The Selling Shareholders may sell the Shares for value from time to time under this Reoffer Prospectus in one or more transactions on the Nasdaq Over-the-Counter Bulletin Board, or other exchange, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Shareholders may effect such transactions by selling the Shares to or through brokers-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions).

The Selling Shareholders and any broker-dealers that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act, and any commissions received by them and any profit on the resale of the Shares sold by them may be deemed be underwriting discounts and commissions under the 1933 Act. All selling and other expenses incurred by the Selling Shareholders will be borne by the Selling Shareholders.

In addition to any Shares sold hereunder, the Selling Shareholders may, at the same time, sell any shares of common stock, including the Shares, owned by him or her in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this Reoffer Prospectus.

There is no assurance that the Selling Shareholders will sell all or any portion of the Shares offered.

The Company will pay all expenses in connection with this offering and will not receive any proceeds from sales of any Shares by the Selling Shareholders.

                            LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for the Company by the Cutler Law Group, Newport Beach, California. The Cutler Law Group currently holds 21,625 shares of the Company's Common Stock.

                               EXPERTS

The balance sheets as of June 30, 1998 and June 30, 1997 and the statements of operations, shareholders' equity and cash flows for the periods ended June 30, 1998 and 1997 and for the period March 29, 1997 (date of inception) through June 30, 1998 of GenTel Communications, Inc., have been incorporated by reference in this Registration Statement in reliance on the report of Corbin & Wertz LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

The balance sheets as of June 30, 1998 and December 31, 1997 and the statements of operations, shareholders' equity and cash flows for the periods ended June 30, 1998 and December 31, 1997 and 1996 of GTC Telecom Corp. (formerly Bobernco, Inc.) have been incorporated by reference in this Registration Statement in reliance on the report of Barry L. Friedman CPA, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                        PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.    INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents are hereby incorporated by reference in this Registration Statement:

   (i) Registrant's Registration Statement on Form 10-SB as amended by Amendment No. 2 filed with the Commission on July 20, 1999.

   (ii) All other reports and documents subsequently filed by the Registrant pursuant after the date of this Registration Statement pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference and to be a part hereof from the date of the filing of such documents.

ITEM 4. DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by the Cutler Law Group, counsel to the Company.

Mr. M. Richard Cutler, principal of the Cutler Law Group is the beneficial owner of 21,625 shares of Common Stock of the Company. 3,125 shares of the foregoing are being registered for sale herein. Employees of the Cutler Law Group hold an additional 1,500 shares of the Common Stock of the Company.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

The Shares were issued for advisory and legal services rendered.
These sales were made in reliance of the exemption from the registration requirements of the Securities Act of 1933, as amended, contained in Section 4(2) thereof covering transactions not involving any public offering or not involving any "offer" or "sale".

ITEM 8. EXHIBITS

   4.1 Articles of Incorporation of the Registrant, as amended (incorporated herein by reference to Exhibits 3.1, 3.2, and 3.3 of the Registrant's Registration Statement on Form 10-SB (File No. O-25703), as amended (the "Form 10-SB").

   4.2 Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.4 of the Registrant's Form 10-SB).

   4.3   1999 Employee Stock Incentive Plan

   4.4 Employment Agreement by and between GTC and Paul Sandhu, dated December 1, 1998 (incorporated by reference to Exhibit 10.8 of the Registrant's Form 10-SB).

   4.5 Employment Agreement by and between GTC and Eric Clemons, dated December 1, 1998 (incorporated by reference to Exhibit 10.6 of the Registrant's Form 10-SB).

   4.6   Employment Agreement by and between GTC and Gerald A.
         DeCiccio, dated December 1, 1998 (incorporated by reference to Exhibit 10.7 of the Registrant's Form 10-SB).

   4.7 Employment Agreement by and between GTC and Mark Fleming, dated October 14, 1998 (incorporated by reference to Exhibit 10.5 of the Registrant's Form 10-SB).

   4.8   Employment Agreement by and between GTC and Frank
         Naccarelli, dated March 3, 1999 (incorporated by reference to Exhibit 10.9 of the Registrant's Form 10-SB).

   4.9 Letter Agreement between GTC and Azad Rob regarding issuance of stock options.

   4.10 Letter Agreement between GTC and Liz Hurtado regarding issuance of stock options.

   4.11 Letter Agreement between GTC and Rion Johnston regarding issuance of stock options.

   4.12 Letter Agreement between GTC and Maria Timmer regarding issuance of stock options.

   4.13 Letter Agreement between GTC and Mike Novotny regarding issuance of stock options.

   4.14 Letter Agreement between GTC and Chris Zomaya regarding issuance of stock.

   4.15 Letter Agreement between GTC and Crystal Pyatt regarding issuance of stock.

   4.16 Letter Agreement between GTC and Rebecca Raff regarding issuance of stock.

   4.17 Letter Agreement between GTC and Mark Richardson regarding issuance of stock.

   4.18 Letter Agreement between GTC and Tim Cumings regarding issuance of stock.

   4.19 Letter Agreement between GTC and Joe Ferris regarding issuance of stock.

   4.20 Letter Agreement between GTC and Martin Williams regarding issuance of stock.

   4.21 Letter Agreement between GTC and M. Richard Cutler regarding issuance of stock.

   5.1   Opinion of M. Richard Cutler, Esq., counsel to the
         Registrant, regarding legality of securities being registered.

   23.1 Consent of M. Richard Cutler (included in Exhibit 5.1).

   23.2 Consent of Barry L. Friedman, CPA

   23.3 Consent of Corbin & Wertz LLP, Independent Public Accountants.

ITEM 9.  UNDERTAKINGS.

   (a)   The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i)  To include any prospectus required by section
               10(a) (3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a) (1)(i) and (a) (1) (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
               Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                              SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that is meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on October 6, 1999.



                              GTC TELECOM CORP.



                              /s/  Paul Sandhu
                              By:    Paul Sandhu
                              Its:   President & CEO



   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.




 /s/ Paul Sandhu                               President, CEO and Director
Paul Sandhu



 /s/ Eric Clemons                              Secretary, Chief Operating
Eric Clemons                                   Officer and Director


 /s/ Gerald A. DeCiccio                        Chief Financial Officer
Gerald A. DeCiccio